Exhibit 99.1

4Q and Full Year 2023

Results

February 23, 2024

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

February 23, 2024    |    Page 1

HIGHLIGHTS

Monterrey, Mexico, February 23, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the fourth quarter and full year of 2023.

•	FEMSA: Total Consolidated Revenues grew 4.6% against 4Q22.

•	FEMSA Retail[1]: Proximity Americas total Revenues increased 14.2% against 4Q22.

•	DIGITAL: Spin by OXXO had 6.9 million active users[2] while Spin Premia had 19.3 million active loyalty users[2] and an average tender[3] of 31.0%.

•	COCA-COLA FEMSA: Total volume and revenues grew 6.1% and 8.1%, respectively, against 4Q22.

Financial Summary for the Fourth Quarter and Full Year 2023

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
	4Q23	YTD23	4Q23	YTD23	4Q23	YTD23	4Q23	YTD23
FEMSA Consolidated	4.6%	17.7%	8.5%	15.7%	(1.4%)	(6.4%)
Proximity Americas	14.2%	19.0%	17.2%	20.0%	1.0%	11.7%	8.5%	14.2%
Health	2.6%	0.7%	(1.2%)	2.3%	(43.5%)	(15.5%)	5.1%	6.1%
Fuel	9.0%	12.9%	10.8%	12.0%	13.5%	11.0%	4.8%	7.8%
Coca-Cola FEMSA	8.1%	8.1%	12.8%	10.5%	7.4%	10.8%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

“Our results for the fourth quarter were strong, but less uniform across business units than what we saw earlier in the year. Revenues were robust, even as we cycled tough comparison bases at certain business units. However, on the expense side we felt more directly the cumulative effect from increased labor costs in Mexico, as well as some business- and country-specific situations that impacted our profitability.

Proximity Americas increased revenues by more than 14%, driven by high-single-digit comparable sales at OXXO and reflecting an accelerated store expansion, while we continued to see healthy growth trends in South America and across formats. In Europe, Valora achieved a strong operating result with substantial growth in a challenging macro environment. FEMSA Health delivered stable revenues, but a deteriorating dynamic in the institutional business in Colombia hurt our profitability. For its part, Coca-Cola FEMSA again delivered strong results across its income statement, while Digital@FEMSA continued to add users at a brisk pace.

On the strategic front, we recently provided incremental information regarding our capital allocation framework, and we stand ready to begin executing the plan in order to reach our stated leverage objective within two to three years.

In short, we wrapped up a unique year that was transformational on the strategic front, with remarkable results resulting from our FEMSA Forward strategy. Today, we are a leaner, more focused company, ideally positioned to pursue and capture the most compelling opportunity set we have ever had before us. Once again, I thank the entire FEMSA team for their excellent work, as we get ready to write another exciting chapter.”

1 FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days. Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

3 Tender: OXXO Mexico MXN sales with OXXO Premia or Spin Premia redemption or accrual divided by Total OXXO Mexico MXN Sales, during the period.

February 23, 2024    |    Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

4Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q23	4Q22	Var.		Org.
Total Revenues	189,825	181,454	4.6%		4.3%
Income from Operations	17,532	17,781	(1.4%)		(0.7%)
Operating Margin (%)	9.2	9.8	(60	bps)
Adjusted EBITDA[4]	26,933	26,002	3.6%		3.6%
Adjusted EBITDA Margin (%)	14.2	14.3	(10	bps)
Net Income	6,337	7,990	(20.7%)

Net Debt ex-KOF5

Amounts expressed in millions of Mexican Pesos (Ps.)

As of December 31, 2023	Ps.		US$[3]
Cash	160,780		9,514
Long-Term Debt	71,611		4,237
Lease Liabilities	94,305		5,580
Net debt	5,136		304
ND / Adj. EBITDA	0.08	x	-

Total revenues increased 4.6% in 4Q23 compared to 4Q22, driven by growth across our business units. On an organic4 basis, total revenues increased 4.3%.

Gross profit increased 8.5%. Gross margin expanded 140 basis points, reflecting margin expansions at Proximity Americas, Fuel, and Coca-Cola FEMSA. This was partially offset by a margin contraction in Health and Proximity Europe.

Income from operations decreased 1.4%. On an organic basis, income from operations decreased 0.7%. Consolidated operating margin decreased 60 basis points to 9.2% of total revenues, reflecting margin contractions in Coca-Cola FEMSA, Proximity Americas, and Health; this was partially offset by margin expansions in Fuel and Proximity Europe.

Net consolidated income was Ps. 6,337 million, reflecting: i) higher gross profit; and ii) a decrease in net interest expenses during the quarter. This was partially offset by: i) a non-cash foreign exchange loss of Ps. 6,302 million related to our U.S. dollar-denominated cash position impacted by the appreciation of the Mexican peso; and ii) a Ps. 3,235 million net loss from discontinued operations, mostly reflecting the accounting re-measurement from historical cost to fair value of FEMSA’s investment in Solistica and Alpunto businesses, net of impairments.

Net majority income was Ps. 0.91 per FEMSA Unit5 and US$0.64 per FEMSA ADS.

Capital expenditures amounted Ps. 15,679 million, driven by ongoing investment activities across our business units.

PROXIMITY AMERICAS OXXO (Mexico & Latam3)

4Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	4Q23	4Q22	Var.
Same-store sales (thousands of Ps.)	989.9	912.5	8.5%
Total Revenues	71,530	62,652	14.2%
Income from Operations	8,020	7,941	1.0%
Income from Operations Margin (%)	11.2	12.7	(150	bps)
Adjusted EBITDA	11,486	10,972	5.6%
Adjusted EBITDA Margin (%)	16.1	17.5	(140	bps)

1 Excludes the effects of significant mergers and acquisitions in the last twelve months, including the acquisition of Valora.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2023 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for December 31, 2023 was 16.8998 MXN per USD.

4 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

5 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information. Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 17 of this document.

3 OXXO Latam: OXXO Colombia, Chile and Peru.

February 23, 2024    |    Page 3

Total revenues increased 14.2% in 4Q23 compared to 4Q22, reflecting an 8.5% average same-store sales increase, driven by 6.3% growth in average customer ticket and an increase of 2.1% in store traffic. These figures reflect a strong performance across most of OXXO’s categories supported by the thirst and gathering occasions, such as beer, snacks, and other beverages. During the quarter, the OXXO store base in Mexico & Latam expanded by 514 units to reach 1,408 total net store additions for the last twelve months. As of December 31, 2023, Proximity Americas had a total of 22,866 OXXO stores.

Gross profit reached 45.4% of total revenues, reflecting strong commercial activity and promotional programs from key suppliers, partially offset by a decrease in the contribution of financial services relative to 4Q22.

Income from operations represented 11.2% of total revenues. Operating expenses increased 23.7% to Ps. 24,432 million, reflecting an increase in labor expenses resulting from labor reforms implemented in Mexico during this year.

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased 33.7% in 4Q23 compared to 4Q22, driven by a 13.0% average same-store sales increase, reflecting the strong performance of the groceries, home hygiene and convenience categories, particularly beverages. During the quarter, the Bara store base expanded by 50 units to reach 359 total Bara stores as of December 31, 2023.

Grupo Nós2

Total revenues for the period grew 119.8%3 year-over-year, reaching R$256.1 million4. This figure reflects the successful evolution and expansion of the OXXO value proposition which resulted in same-store sales growth at OXXO of 9.8% 3, as well as the addition of 223 net new OXXO stores for the last twelve months. During the quarter, the store base of Grupo Nós expanded by 60 units, the majority of which are OXXO stores. As of December 31, 2023, Grupo Nós had a total of 1,716 stores, which include 440 company owned and operated OXXO stores.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 In local currency, BRL.

4 The exchange rate published by the Federal Reserve Bank of New York for December 29, 2023 was 4.8521 BRL per USD.

February 23, 2024    |    Page 4

PROXIMITY EUROPE1

Valora

4Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q23	4Q22	Var.
Total Revenues	11,415	9,809	16.4%
Income from Operations	594	332	78.9%
Income from Operations Margin (%)	5.2	3.4	180	bps
Adjusted EBITDA	1,845	1,163	58.6%
Adjusted EBITDA Margin (%)	16.2	11.9	430	bps

Total revenues increased 16.4% in 4Q23 compared to 4Q22, reflecting positive pricing initiatives, as well as the growth of Valora’s foodservice sales. As of the end of the period, Proximity Europe had 2,808 points of sale.

Gross profit reached 44.9% of total revenues, reflecting a positive performance of the food products and foodservice category, which have a structurally higher margin.

Income from operations amounted to 5.2% of total revenues, reflecting the contribution of foodservice, higher promotional income, as well as positive operating leverage. Operating expenses increased 6.1% to Ps. 4,526 million, reflecting an increase in labor expenses partially offset by a decrease in administrative expenses.

1 The Proximity Europe segment is comprised of Valora. The acquisition of Valora was concluded in October 2022, the financial summary reflects 2 months and 23 days in both years for comparability purposes.

February 23, 2024    |    Page 5

HEALTH

4Q23 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	4Q23	4Q22	Var.
Same-store sales (thousands of Ps.)	1,128.3	1,073.3	5.1%
Total Revenues	19,254	18,774	2.6%
Income from Operations	573	1,014	(43.5%)
Income from Operations Margin (%)	3.0	5.4	(240	bps)
Adjusted EBITDA	2,262	1,946	16.2%
Adjusted EBITDA Margin (%)	11.7	10.4	130	bps

Total revenues increased 2.6% in 4Q23 compared to 4Q22, mainly reflecting positive local currency sales trends in most of our territories, offset by a challenging competitive environment in Mexico, and by currency translation effects. During the quarter, FEMSA Health’s store base expanded by 127 units reaching a total of 4,474 locations across its territories as of December 31, 2023. This figure reflects the addition of 379 net new locations in the last twelve months. Same-store sales increased by an average of 5.1%, reflecting the trends described above. However, on a currency-neutral1 basis, total revenues grew 9.0% while same-store sales increased by 3.1%.

1Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

February 23, 2024    |    Page 6

Gross profit was 29.2%, reflecting efficiencies and more effective collaboration and execution with key suppliers, as well as a negative price-mix effect resulting from an increase in the contribution of our institutional sales channel in Colombia.

Income from operations amounted to 3.0% of total revenues. Operating expenses increased 8.0% to Ps. 5,049 million, reflecting an increase in labor expenses in Mexico and Chile, and a charge of Ps. 527 million for uncollectible accounts. Partially offset by a tight expense control across our operations.

FUEL

4Q23 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	4Q23	4Q22	Var.
Same-station sales (thousands of Ps.)	7,982.7	7,616.9	4.8%
Total Revenues	15,121	13,875	9.0%
Income from Operations	697	614	13.5%
Income from Operations Margin (%)	4.6	4.4	20	bps
Adjusted EBITDA	943	920	2.5%
Adjusted EBITDA Margin (%)	6.2	6.6	(40	bps)

Total revenues increased 9.0% in 4Q23 compared to 4Q22, reflecting a 4.8% average same-station sales increase, driven by 2.1% growth in average volume and 2.6% increase in the average price per liter, as well as volume growth in our institutional and wholesale customer network. The OXXO Gas retail network had 571 points of sale as of December 31, 2023. This figure reflects the addition of three net stations for the last twelve months.

Gross profit was 13.4% of total revenues.

Income from operations amounted to 4.6% of total revenues, reflecting tight expense control and operational efficiencies. Operating expenses increased 9.4% to Ps. 1,325 million, reflecting increased labor expenses.

February 23, 2024    |    Page 7

FEMSA Retail Operations Summary

Currency-neutral terms where applicable

Total Revenue Growth (% vs year ago)

4Q23
Proximity Americas
OXXO[1]	14.2%
Mexico	13.8%
OXXO Latam[2]	35.0%

Other Proximity Americas formats
Bara	33.7%
OXXO Brazil[3]	119.8%

Proximity Europe[4]	9.5%
OXXO Gas	9.0%

FEMSA Health[5]	9.0%
Chile	2.9%
Colombia	11.9%
Ecuador	(1.9%)
Mexico	2.9%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	FEMSA Health Include franchised stores in Ecuador.

Total Unit Growth (% vs year ago)

4Q23
Proximity Americas
OXXO	6.6%
Mexico	5.2%
OXXO Latam[1]	55.8%

Other Proximity Americas formats
Bara	32.5%
OXXO Brazil[2]	102.8%

Proximity Europe[3]	1.5%
OXXO Gas	0.5%

FEMSA Health	9.3%
Chile	3.7%
Colombia	14.5%
Ecuador	5.2%
Mexico	11.7%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

4Q23
Proximity Americas
OXXO[1]	8.5%
Mexico	8.5%
OXXO Latam[2]	9.9%

Other Proximity Americas formats
Bara	13.0%
OXXO Brazil[3]	9.8%

Proximity Europe[4]	N.A.
OXXO Gas	4.8%

FEMSA Health[5]	3.1%
Chile	(0.4%)
Colombia	12.0%
Ecuador	(1.7%)
Mexico	(7.8%)

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.

February 23, 2024    |    Page 8

DIGITAL@FEMSA[1]

Spin by OXXO

Spin by OXXO acquired 1.1 million users during the quarter to reach 9.9 million total users in 4Q23, compared to 5.3 million users in 4Q22. This represents an increase of 86.1% YoY and a 5.3% compound monthly growth rate. Active users2 represented 70.1% of the total acquired user base. Total transactions per month increased 12.6%3 during the quarter to reach an average of 47.1 million per month in 4Q23, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 3.7 million users during the quarter to reach 40.2 million total users in 4Q23, compared to 26.1 million users in 4Q22. This represents an increase of 54.3% YoY and a 3.7% compound monthly growth rate. Active users4 represented 48.0% of the total acquired user base. The average tender5 during the quarter was 31.0%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the quarter-over-quarter growth of average monthly transactions.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia or Spin Premia within the last 90 days.

5 Tender: OXXO Mexico MXN sales with OXXO Premia or Spin Premia redemption or accrual divided by Total OXXO Mexico MXN Sales, during the period.

February 23, 2024    |    Page 9

RESULTS FOR THE FULL YEAR OF 2023

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the Full Year 2023

Amounts expressed in millions of Mexican Pesos (Ps.)

	2023	2022	Var.		Org.
Total Revenues	702,692	597,008	17.7%		17.4%
Income from Operations	59,812	63,870	(6.4%)		(6.3%)
Operating Margin (%)	8.5	10.7	(220	bps)
Adjusted EBITDA[1]	96,386	94,491	2.0%		1.9%
Adjusted EBITDA Margin (%)	13.7	15.8	(210	bps)
Net Income	77,378	34,743	122.7%

Total revenues increased 17.7%. On an organic basis2, total revenues increased 17.4% reflecting growth across all our operations.

Gross profit increased 15.7%. Gross margin decreased 70 basis points to 39.8% of total revenues, reflecting a gross margin contraction at Fuel, as well as the consolidation of Proximity Europe. This was partially offset by margin expansion on Proximity Americas, Coca-Cola FEMSA and Health, offset by margin.

Income from operations decreased 6.4%. On an organic basis2, income from operations decreased 6.3%. Our consolidated operating margin decreased 220 basis points to 8.5% of total revenues, reflecting margin expansion at Coca-Cola FEMSA, flat margin in Fuel, offset by margin contractions at Proximity Americas, and Health, as well as by the consolidation of Proximity Europe.

Our effective income tax rate was 22.9% for the full year 2023, compared to 28.3% in 2022. Our income tax provision was Ps. 13,577 million in 2023.

Net consolidated income increased to Ps. 77,378 million, reflecting; i) a Ps. 32,238 million net income from discontinued operations, mostly reflecting the accounting re-measurement from historical cost to fair value of FEMSA’s investment in Heineken, and the Solistica and Alpunto businesses; a ii) higher other non-operating income of Ps. 7,048 million, mainly related to the divestment of FEMSA’s minority stake in Jetro Restaurant Depot; and iii) a Ps. 17,609 million non-cash financial product that mostly reflects the repurchase of US$1.7 billion3 of FEMSA’s outstanding debt at favorable price levels during 1Q23. This was partially offset by: i) a non-cash foreign exchange loss of Ps. 9,849, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Net majority income per FEMSA Unit4 was Ps.18.55 (US$10.98 per ADS).

Capital expenditures amounted to Ps. 38,958 million, reflecting the reactivation of ongoing investment activities at most of our business units.

RECENT DEVELOPMENTS

•	On October 31, 2023, FEMSA announced that the transaction bringing together BradyIFS and Envoy Solutions had closed successfully, after receiving the necessary regulatory approvals. The transaction combines the strengths and complementary footprints of Envoy Solutions and BradyIFS to create a strong customer-focused platform to effectively provide its customers with high-value solutions, and its supplier partners with excellent market reach, delivering more products and solutions in more locations across the United States. With this transaction, FEMSA continues to deliver on its FEMSA Forward strategy.

•	On November 9, 2023, FEMSA announced the final results of its previously announced offer (the "Tender Offer") to purchase for cash any and all of its outstanding US$552,830,000 principal amount of 4.375% Senior Notes due 2043 (CUSIP/ISIN: 344419 AB2 / US344419AB20) (the "Securities") on the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2023 (the "Offer to Purchase") and the related notice of guaranteed delivery (the "Notice of Guaranteed Delivery" and, together with the Offer to Purchase, the "Offer Documents").

The Tender Offer expired on November 6, 2023, at 5:00 p.m. (New York City time) (the "Expiration Date") and settled on November 9, 2023 (the "Settlement Date"). No Notice of Guaranteed Delivery was received by FEMSA prior to the Expiration Date. The aggregate amount paid by FEMSA to Holders whose Securities were accepted for purchase, including Accrued Interest and Additional Amounts, was approximately US$117 million.

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 Excludes the effects of significant mergers and acquisitions in the last twelve months.

3 Face Value

4 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2023 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 23, 2024    |    Page 10

•	On November 14, 2023, FEMSA announced that in order to meet the needs of the populations affected by Otis, FEMSA through Coca-Cola FEMSA, OXXO, OXXO GAS, Farmacias Yza, Spin by OXXO, Fundación FEMSA, and Solistica continue to add support for the prompt recovery of Acapulco.

o	With the commissioning of two "Ven por Agua" water treatment vehicles, as of November 13, Coca-Cola FEMSA has filled 5,323 bottles (20L) of drinking water.

o	The Spin Premia loyalty coalition program adds to the fundraising efforts. From November 6 to December 6, users of the program could contribute their points to a fund that was transformed into support through the collaboration between FEMSA Foundation and World Vision Mexico (More than 3.6 million pesos).

o	Among the actions that OXXO implemented as a priority were the delivery of 7,600 food pantries for employees and the community and the delivery of 6,000 hydration products in the most affected areas and 5,520 bottles of water.

•	On February 15, 2024, FEMSA provided additional information regarding its future capital allocation plans. These plans have been approved by the Board of Directors of FEMSA and are an integral part of, and fully consistent with, the FEMSA Forward strategy presented in February of 2023.

FEMSA´s capital allocation strategy is focused on driving the long-term intrinsic per-share value. FEMSA believes they have abundant attractive capital deployment opportunities. Over the next five years they expect to invest capital in core organic growth initiatives in excess of Ps. 237,000 million, with close to Ps. 170,000 million of that deployed in Mexico, where they are one of the largest employers (over 280,000 employees), and taxpayers, expecting to pay over Ps. 100,000 million in aggregate income taxes for the period between fiscal 2023 and 2028. Considering the remarkable speed and success with which the FEMSA Forward-related divestments have been executed, and after accounting for expected organic and inorganic capital needs, FEMSA believes that returning capital to shareholders should be an important part of the overall strategy.

FEMSA look at the portfolio of investment opportunities available, privileging organic investments within their proven business models that can generate returns well in excess of cost of capital, and with a relatively low level of risk. Also favoring investments in initiatives and capabilities with attractive risk-reward profiles that create and drive, through market expansion and innovation, future value creation opportunities. In addition, inorganic investments will be focused on meeting the strategic objectives of core verticals and scrutinized to meet strict financial criteria: value creation and cash flow generation.

Furthermore, subject to business performance and capital deployment opportunities and beyond the ordinary dividend, FEMSA will endeavor to return to shareholders an aggregate amount equivalent to approximately six percent of FEMSA’s current public market value over the next two to three years, through a combination of additional dividends and share buybacks. This capital return framework will have the overarching tenet of not maintaining idle capital on the balance sheet, and maximizing per-share value accretion as they strive to reach and maintain a 2x Net Debt/EBITDA ex-KOF objective.

FEMSA expects to use a combination of dividends and a multi-year share buyback program to return capital to its shareholders in 2024 and beyond. To this end, the Board of Directors has approved to submit to the 2024 Annual Shareholders Meeting the following proposals: i) Increase ordinary dividends by approximately 20% compared to 2023 on an aggregate basis by paying four quarterly installments of Ps. 0.9161 per FEMSAUB unit and Ps. 1.0993 per FEMSAUBD unit (Ps. 10.9931 per ADS); ii) pay an additional dividend in four quarterly installments of Ps. 0.6418 per FEMSAUB unit and Ps. 0.7701 per FEMSAUBD unit (Ps. 7.7010 per ADS), over and above the approved ordinary dividends, to be disbursed on the same dates as the ordinary dividends; and iii) double maximum share buyback capacity from the currently existing authorization.

Consistent with the plans described above, FEMSA intends to utilize a mix of the share buyback program and additional dividends as needed.   Intending to continue to use these mechanisms in the medium term, focused on per-share value accretion and maintaining our stated leverage objective.

•	On February 23, 2023, FEMSA announced that, as part of its commitment to the FEMSA Forward strategy, it is implementing changes in its corporate organization.

Consistent with the FEMSA Forward strategy, each of the three core business verticals will continue strengthening their already robust teams to ensure they capture the significant growth opportunities ahead of them. Their size and complexity require a strong team, dedicated to the execution of their strategies, and the achievement of their business objectives. FEMSA corporate organization will focus on setting the overall strategic direction and providing guidance and support for the core businesses, including all major strategic, financial, and capital market-related matters.

In this context, and having largely concluded the transformational transactions stemming from FEMSA Forward, FEMSA announces two changes in FEMSA’s senior leadership team.

February 23, 2024    |    Page 11

Francisco Camacho Beltrán, FEMSA’s Chief Corporate Officer, has decided to complete his cycle at the Company and pursue new professional challenges, stepping down from his role effective April 30, 2024. Since joining the Company in 2020, Francisco successfully led most of the corporate functions of FEMSA, while also playing a pivotal role in defining FEMSA’s Strategic Priorities Framework, ensuring its alignment with the new FEMSA Forward strategy, and coordinating the development of the current long-range plans of FEMSA and its business units. He leaves the Company with a clear roadmap for sustained growth, and in an enviable position to meet all the ambitious goals that the Company has set in its sustainability efforts.

Eugenio Garza y Garza, FEMSA’s Chief Financial Officer (“CFO”), has also decided to finish his cycle at the Company and step down as CFO effective April 30, 2024. Since joining FEMSA in 2018, Eugenio has played an instrumental role in the strategic and corporate development of FEMSA, including the design and implementation of the FEMSA Forward strategy in record time, the successful divestment of FEMSA’s stake in Heineken, JRD, and Envoy, as well as numerous other benchmark-setting M&A and capital market transactions. His leadership, financial acumen, and strategic vision have been key to the continued success and financial strength of FEMSA and its Business Units.

Martin Arias Yaniz has been appointed Chief Financial Officer, effective April 30, 2024. Martin has been an integral part of FEMSA’s finance and strategy team for 25 years. He began working with FEMSA in 1999 as a strategic advisor before formally joining FEMSA in 2003, occupying different leadership positions in the Corporate Development, Strategic Planning, and Treasury teams at both Coca-Cola FEMSA and FEMSA. From 2014 until 2019, he was FEMSA’s Director of Strategic Planning and Corporate Development. Since his departure from this role, Martin has continued as a close and trusted advisor of the Company for strategic projects, including FEMSA Forward and the implementation of its related transactions. He will serve as FEMSA’s CFO on an interim basis, and FEMSA will conduct a thorough search process to appoint a permanent replacement in due course. FEMSA’s CFO will report to José Antonio Fernández Carbajal, FEMSA’s Executive Chairman and CEO.

Martin will work closely with Francisco and Eugenio over the next two months to facilitate a seamless handover. In addition, during this period, Eugenio will launch the implementation of the capital allocation elements of the FEMSA Forward strategy that was announced on February 15, transitioning to Martin in due course to ensure its continued success. Following his departure from the CFO position, Eugenio will remain working with FEMSA in an advisory role for key strategic projects.

CONFERENCE CALL INFORMATION

Our Fourth Quarter and Full Year 2023 Conference Call will be held on: Friday, February 23, 2024, 10:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/j59xingg/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 31, 2023, which was 16.8998 Mexican pesos per US dollar.

February 23, 2024    |    Page 12

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Our consolidated financial statements as of and for the year ended December 31, 2023, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2023, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2023, or on our internal control over financial reporting as of December 31, 2023. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

Nine pages of tables and Coca-Cola FEMSA’s press release to follow

February 23, 2024    |    Page 13

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)
Total revenues	189,825	100.0	181,454	100.0	4.6	4.3	702,692	100.0	597,008	100.0	17.7	17.4
Cost of sales	111,910	59.0	109,639	60.4	2.1		423,185	60.2	355,490	59.5	19.0
Gross profit	77,915	41.0	71,815	39.6	8.5		279,507	39.8	241,518	40.5	15.7
Administrative expenses	8,178	4.3	10,512	5.8	(22.2)		31,480	4.5	28,077	4.7	12.1
Selling expenses	52,741	27.8	43,480	24.0	21.3		188,732	26.9	149,145	25.0	26.5
Other operating expenses (income), net (1)	(536)	(0.3)	42	-	N.S.		(517)	(0.1)	426	0.1	N.S.
Income from operations (2)	17,532	9.2	17,781	9.8	(1.4)	(0.7)	59,812	8.5	63,870	10.7	(6.4)	(6.3)
Other non-operating expenses (income)	2,494		1,018		145.0		(7,048)		1,227		N.S.
Interest expense	6,232		4,288		45.3		14,916		15,853		(5.9)
Interest income	4,535		1,171		N.S.		17,609		3,769		N.S.
Interest expense, net	1,697		3,117		(45.6)		(2,693)		12,084		N.S.
Foreign exchange loss (gain)	6,302		3,521		79.0		9,849		3,696		166.5
Other financial expenses (income), net	(165)		(196)		(15.8)		346		175		97.7
Financing expenses, net	7,834		6,442		21.6		7,502		15,955		(53.0)
Income before income tax and participation in associates results	7,204		10,321		(30.2)		59,358		46,688		27.1
Income tax (5)	(2,471)		1,418		N.S.		13,577		13,275		2.3
Participation in associates results (3)	(103)		(28)		N.S.		(641)		(93)		N.S.
Continued Operations net income (Loss)	9,572		8,875		7.9		45,140		33,320		35.5
Discontinued Operations net income (Loss)	(3,235)		(885)		(140.5)		32,238		1,423		(7.2)
Consolidated net income (Loss)	6,337		7,990		(20.7)		77,378		34,743		122.7
Net majority income	3,267		3,969		(17.7)		66,390		23,909		177.7
Net minority income	3,070		4,021		(23.7)		10,988		10,834		1.4

Operative Cash Flow & CAPEX	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)
Income from operations	17,532	9.2	17,781	9.8	(1.4)	(0.7)	59,812	8.5	63,870	10.7	(6.4)	(6.3)
Depreciation	8,044	4.2	7,239	4.0	11.1		31,378	4.5	26,109	4.4	20.2
Amortization & other non-cash charges	1,357	0.8	982	0.5	38.2		5,196	0.7	4,512	0.7	15.2
Adjusted EBITDA	26,933	14.2	26,002	14.3	3.6	3.6	96,386	13.7	94,491	15.8	2.0	1.9
CAPEX	15,679		13,853		13.2		38,958		32,854		18.6

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

(4) At the end of December, the CAPEX effectively paid is equivalent to Ps. 38,068 million.
(5) Includes negative effect on Income Tax of ($2,467M) due to a decrease in tax profit due to loss in FX.

February 23, 2024    |    Page 14

FEMSA – Consolidated Balance Sheet
Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Dec-23	Dec-22	% Inc.
Cash and cash equivalents	165,112	83,439	97.9
Investments	26,728	51	N.S.
Accounts receivable	38,863	45,527	(14.6)
Inventories	58,222	62,224	(6.4)
Other current assets	41,472	35,208	17.8
Current Assets Available for sale	25,819	-	N.S.
Total current assets	356,216	226,449	57.3
Investments in shares	26,341	103,669	(74.6)
Property, plant and equipment, net	141,530	134,001	5.6
Right of use	85,744	83,966	2.1
Intangible assets (1)	144,815	190,772	(24.1)
Other assets	51,190	59,958	(14.6)
TOTAL ASSETS	805,836	798,815	0.9

LIABILITIES & STOCKHOLDERS’ EQUITY	Dec-23	Dec-22	% Inc.
Bank loans	2,453	1,862	31.7
Current maturities of long-term debt	8,955	14,471	(38.1)
Interest payable	1,677	2,075	(19.2)
Current maturities of long-term leases	12,236	12,095	1.2
Operating liabilities	149,396	144,411	3.5
Short term liabilities available for sale	11,569	-	N.S.
Total current liabilities	186,286	174,914	6.5
Long-term debt (2)	125,417	170,989	(26.7)
Long-term leases	83,838	81,222	3.2
Laboral obligations	6,920	7,048	(1.8)
Other liabilities	24,247	26,841	(9.7)
Total liabilities	426,708	461,014	(7.4)
Total stockholders’ equity	379,128	337,801	12.2
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	805,836	798,815	0.9

	December 31, 2023
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	52.5%	9.1%
U.S. Dollars	26.3%	3.4%
Euros	8.5%	2.9%
Swiss Francs	0.7%	1.5%
Colombian pesos	0.6%	6.3%
Argentine pesos	0.1%	130.0%
Brazilian reais	10.3%	9.6%
Chilean pesos	1.0%	9.4%
Uruguayan Pesos	0.0%	0.0%
Guatemalan Quetzal	0.0%	0.0%
Total debt	100.0%	7.1%

Fixed rate (2)	82.6%
Variable rate (2)	17.4%

DEBT MATURITY PROFILE	2024	2025	2026	2027	2028	2029+
% of Total Debt	0.1%	5.8%	1.6%	9.1%	7.8%	75.6%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

February 23, 2024    |    Page 15

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended December 31, 2023
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF[4]
Proximity Americas & Europe[1]	2,649	-	2,649
Fuel	210	-	210
Health Division	465	-	465
Envoy Solutions	-	-	-
Coca-Cola FEMSA[2]	2,711	(2,711)	-
Other[3]	70	-	70
FEMSA Consolidated	6,105	(2,711)	3,394

Dividends Received[4]	-	381	381

FEMSA Consolidated ex-KOF	6,105	(2,330)	3,775

	As of December 31, 2023
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	9,514	-	9,514
Coca-Cola FEMSA Cash & Equivalents	1,838	(1,838)	-
Cash & Equivalents	11,352	(1,838)	9,514

Financial Debt[5]	4,237	-	4,237
Coca-Cola FEMSA Financial Debt	3,859	(3,859)	-
Lease Liabilities	5,580	-	5,580
Coca-Cola FEMSA Lease Liabilities	105	(105)	-
Debt	13,781	(3,964)	9,818

FEMSA Net Debt	2,430	(2,126)	304

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for December 31, 2023 which was 16.8998 MXN per USD.

1 Includes Proximity Europe only for the consolidated period.

2 Coca-Cola FEMSA adjustment represents 100% of its LTM Adjusted EBITDA.

3 Includes FEMSA Other Businesses (including Solistica and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

4 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$316 mm, and US$57 mm from Heineken during the last twelve months.

5 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

February 23, 2024    |    Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	71,530	100.0	62,652	100.0	14.2	278,520	100.0	233,958	100.0	19.0
Cost of sales	39,078	54.6	34,953	55.8	11.8	161,458	58.0	136,372	58.3	18.4
Gross profit	32,452	45.4	27,699	44.2	17.2	117,062	42.0	97,586	41.7	20.0
Administrative expenses	2,006	2.8	1,694	2.7	18.4	6,514	2.3	6,066	2.6	7.4
Selling expenses	22,806	31.9	18,057	28.8	26.3	84,493	30.4	67,842	28.9	24.5
Other operating expenses (income), net	(380)	(0.5)	7	-	N.S.	(216)	(0.1)	165	0.1	N.S.
Income from operations	8,020	11.2	7,941	12.7	1.0	26,271	9.4	23,513	10.1	11.7
Depreciation	3,229	4.5	2,870	4.6	12.5	12,437	4.5	11,101	4.7	12.0
Amortization & other non-cash charges	237	0.4	161	0.2	47.2	976	0.3	928	0.4	5.2
Adjusted EBITDA	11,486	16.1	10,972	17.5	4.7	39,684	14.2	35,542	15.2	11.7
CAPEX	3,972		3,156		25.9	13,776		9,931		38.7

Information of OXXO Stores
Total stores				22,866	21,458	6.6
Stores Mexico				21,970	20,883	5.2
Stores South America				896	575	55.8

Net new convenience stores:
vs. Last quarter	514	559	(8.1)
Year-to-date	1,408	1,027	37.1
Last-twelve-months	1,408	1,027	37.1

Same-store data: (1)
Sales (thousands of pesos)	989.9	912.5	8.5	993.6	869.8	14.2
Traffic (thousands of transactions)	18.2	17.8	2.1	18.6	17.5	5.8
Ticket (pesos)	54.5	51.3	6.3	53.5	49.6	8.0

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

February 23, 2024    |    Page 17

Proximity Europe – Results of Operations1

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	20221	% of rev.	% Var.
Total revenues	11,415	100.0	9,809	100.0	16.4	43,552	100.0	9,809	100.0	NA
Cost of sales	6,295	55.1	5,210	53.1	20.8	24,930	57.2	5,210	53.1	NA
Gross profit	5,120	44.9	4,599	46.9	11.3	18,622	42.8	4,599	46.9	NA
Administrative expenses	896	7.8	1,294	13.2	(30.8)	3,231	7.4	1,294	13.2	NA
Selling expenses	3,955	34.7	3,112	31.7	27.1	14,371	33.1	3,112	31.7	NA
Other operating expenses (income), net	(325)	(2.8)	(139)	(1.4)	133.8	(379)	(0.9)	(139)	(1.4)	NA
Income from operations	594	5.2	332	3.4	78.9	1,399	3.2	332	3.4	NA
Depreciation	1,145	10.0	777	7.9	47.4	4,406	10.1	777	7.9	NA
Amortization & other non-cash charges	106	1.0	54	0.6	96.3	442	1.0	54	0.6	NA
Adjusted EBITDA	1,845	16.2	1,163	11.9	58.6	6,247	14.3	1,163	11.9	NA
CAPEX	912	8	544	5.5	67.7	1,654	3.8	544	5.5	NA

1 The Proximity Europe segment is comprised of Valora. The acquisition of Valora was concluded in October 2022, the financial summary reflects 2 months and 23 days in both years for comparability purposes..

February 23, 2024    |    Page 18

Health Division – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	19,254	100.0	18,774	100.0	2.6	75,358	100.0	74,800	100.0	0.7
Cost of sales	13,632	70.8	13,085	69.7	4.2	52,859	70.1	52,817	70.6	0.1
Gross profit	5,622	29.2	5,689	30.3	(1.2)	22,499	29.9	21,983	29.4	2.3
Administrative expenses	550	2.9	783	4.2	(29.8)	2,788	3.7	2,918	3.9	(4.5)
Selling expenses	4,535	23.5	3,903	20.8	16.2	16,402	21.8	15,139	20.2	8.3
Other operating expenses (income), net	(36)	(0.2)	(11)	(0.1)	N.S.	(20)	-	(12)	-	66.7
Income from operations	573	3.0	1,014	5.4	(43.5)	3,329	4.4	3,938	5.3	(15.5)
Depreciation	788	4.1	731	3.9	7.8	3,099	4.1	2,934	3.9	5.6
Amortization& other non-cash charges	901	4.6	201	1.1	N.S.	1,645	2.2	751	1.0	119.0
Adjusted EBITDA	2,262	11.7	1,946	10.4	16.2	8,073	10.7	7,623	10.2	5.9
CAPEX	755		1,604		(53.0)	1,750		2,868		(39.0)

Information of Stores
Total stores						4,474		4,095		9.3
Stores Mexico						1,759		1,575		11.7
Stores South America						2,715		2,520		7.7

Net new stores:
vs. Last quarter	127		124		2.4
Year-to-date	379		434		(12.7)
Last-twelve-months	379		434		(12.7)

Same-store data: (1)
Sales (thousands of pesos)	1,128.3		1,073.3		5.1	1,138.8		1,072.9	6.1

(1) Monthly average information per store, considering same stores with more than twelve months of all the retail operations of the Health Division.

February 23, 2024    |    Page 19

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	15,121	100.0	13,875	100.0	9.0	58,499	100.0	51,813	100.0	12.9
Cost of sales	13,099	86.6	12,050	86.8	8.7	51,155	87.4	45,253	87.3	13.0
Gross profit	2,022	13.4	1,825	13.2	10.8	7,344	12.6	6,560	12.7	12.0
Administrative expenses	100	0.7	78	0.6	28.2	299	0.5	227	0.4	31.7
Selling expenses	1,245	8.2	1,122	8.1	11.0	4,548	7.8	4,084	8.0	11.4
Other operating expenses (income), net	(20)	(0.1)	11	0.1	N.S.	(1)	-	(1)	-	-
Income from operations	697	4.6	614	4.4	13.5	2,498	4.3	2,250	4.3	11.0
Depreciation	286	1.9	270	1.9	5.9	1,130	1.9	1,054	2.0	7.2
Amortization& other non-cash charges	(40)	(0.3)	36	0.3	N.S.	21	-	67	0.2	(68.7)
Adjusted EBITDA	943	6.2	920	6.6	2.5	3,649	6.2	3,371	6.5	8.2
CAPEX	70		99		(28.8)	186		157		18.7

Information of OXXO GAS Service Stations
Total stores						571		568		0.5
Net new convenience stores:
vs. Last quarter	0		0		-
Year-to-date	3		1		N.S
Last-twelve-months	3		1		N.S
Volume (millions of liters) total stations	616		613		0.6	1,840		1,755		4.8
Same-store data: (1)
Sales (thousands of pesos)	7,982.7		7,616.9		4.8	7,506.4		6,964.2		7.8
Traffic (thousands of liters)	382.3		374.3		2.1	361.2		346.8		4.1
Average price per liter	20.9		20.3		2.6	20.8		20.1		3.5

(A) Unaudited consolidated financial information.

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

February 23, 2024    |    Page 20

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	66,190	100.0	61,209	100.0	8.1	245,088	100.0	226,740	100.0	8.1
Cost of sales	35,664	53.9	34,142	55.8	4.5	134,229	54.8	126,441	55.8	6.2
Gross profit	30,526	46.1	27,068	44.2	12.8	110,860	45.2	100,300	44.2	10.5
Administrative expenses	3,137	4.7	3,049	5.0	2.9	12,820	5.2	11,263	5.0	13.8
Selling expenses	17,315	26.2	14,819	24.2	16.8	63,278	25.9	57,718	25.4	9.6
Other operating expenses (income), net	390	0.6	187	0.3	108.6	582	0.2	481	0.2	21.0
Income from operations	9,684	14.6	9,013	14.7	7.4	34,180	13.9	30,838	13.6	10.8
Depreciation	2,638	4.0	2,397	3.9	10.1	9,695	4.0	9,657	4.3	0.4
Amortization & other non-cash charges	849	1.3	544	0.9	56.1	2,543	1.0	2,506	1.1	1.5
Adjusted EBITDA	13,171	19.9	11,954	19.5	10.2	46,418	18.9	43,001	19.0	7.9
CAPEX	9,683		8,489		14.1	21,396		19,665		8.8

Sales Volumes
(Millions of unit cases)
Mexico and Central America	580.9	55.0	547.9	55.0	6.0	2,394.8	59.2	2,188.4	58.3	9.4
South America	157.4	14.9	151.7	15.2	3.8	577.9	14.3	550.6	14.7	5.0
Brazil	318.0	30.1	295.8	29.7	7.5	1,075.1	26.6	1,016.2	27.1	5.8
Total	1,056.2	100.0	995.3	100.0	6.1	4,047.8	100.0	3,755.2	100.0	7.8

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

February 23, 2024    |    Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
			Dec-23		Dec-22
		LTM (1)
	4Q 2023	Dec-23	Per USD	Per MXN	Per USD	Per MXN
Mexico	1.75%	4.66%	16.89	1.0000	19.36	1.0000
Colombia	1.36%	9.28%	3,822.05	0.0044	4,810.20	0.0040
Brazil	0.94%	4.62%	4.84	3.4895	5.22	3.7107
Argentina	60.86%	211.41%	808.45	0.0209	177.16	0.1093
Chile	1.07%	3.94%	877.12	0.0193	855.86	0.0226
Euro Zone	-0.53%	2.91%	0.90	18.7611	0.94	20.6519

(1) LTM = Last twelve months.

February 23, 2024    |    Page 22

# FUTURE-READY

## FOURTH QUARTER 2023 RESULTS

**Investor Relations**
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
Emilio Villacís | tmxemilio.villacis@kof.com.mx

Coca-Cola FEMSA

Mexico City, February 22, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter of 2023.

FOURTH QUARTER HIGHLIGHTS

•	Volume growth 6.1%
•	Revenue growth 8.0%
•	Operating income growth 7.3%
•	Majority net income decreased 24.5%
•	Earnings per share[1] were Ps. 0.32. (Earnings per unit were Ps. 2.57 and per ADS were Ps. 25.67.)
•	Achieved more than 1.1 million monthly active buyers on Juntos+, our omnichannel B2B platform

FULL YEAR HIGHLIGHTS

•	Volume growth 7.8% —surpassing 4 billion unit cases for the first time in Coca-Cola FEMSA’s history
•	Revenue growth 8.1%
•	Operating income growth 10.8%
•	Majority net income growth 2.6%
•	Earnings per share[1] were Ps. 1.16. (Earnings per unit were Ps. 9.30 and per ADS were Ps. 92.99.)
•	Achieved more than US$2.5 billion in digital revenues through Juntos+

FINANCIAL SUMMARY FOR THE FOURTH QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q23	FY 2023	4Q23	FY 2023	4Q23	FY 2023	4Q23	FY 2023
	Consolidated	8.0%	8.1%	12.6%	10.5%	7.3%	10.8%	(24.5)%	2.6%
As Reported	Mexico & Central America	11.3%	14.0%	17.5%	15.5%	7.8%	10.6%
	South America	3.8%	(0.0)%	5.8%	2.4%	6.7%	11.3%

	Consolidated	15.7%	18.0%	21.3%	20.5%	15.3%	19.4%
Comparable (2)	Mexico & Central America	13.1%	16.0%	19.4%	17.5%	10.0%	12.6%
	South America	19.5%	21.3%	24.3%	26.5%	23.6%	36.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"We are pleased to report another quarter of solid growth. Within our key markets, we achieved outstanding results, particularly in Mexico, Brazil, Colombia, and Guatemala. These results enabled us to surpass 4 billion unit cases of NARTD volume for the year, underscoring our strategic focus on a sustainable growth model across our markets.

This year also marked another milestone in our digital transformation journey. We successfully accelerated the development and adoption of our digital platform Juntos +, achieving more than 1.1 million monthly active users and digital sales of more than US$ 2.5 billion during the year. The integration of advanced analytics and user experience improvements in version 4.0, is enabling us to serve our customers more effectively, driving both loyalty and growth. Looking ahead, we are committed to further leveraging digital innovation and advanced analytics to stay ahead of consumer trends, enhance our value proposition, and drive sustainable growth.

Finally, we continue to focus on developing a consumer-centric culture, with psychological safety across all levels of our organization. This approach will continue to shape our growth mindset as we aim to continue creating value for all of our customers, consumers, and stakeholders."

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 2 of 17

RECENT DEVELOPMENTS

•	On November 3, 2023, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.3625 per share, for a total cash distribution of Ps. 6,092 million.

•	On November 27, 2023, Coca-Cola FEMSA announced an investment of Ps. 575 million to support economic recovery and rehabilitate its operational units in the state of Guerrero affected by Hurricane Otis. As part of its efforts to proactively address the needs of the affected population and contribute to the swift recovery of communities, the Company has prioritized humanitarian aid to its employees and the community, through in-kind donations addressing the needs of the most affected population.

•	On February 13, 2024, FEMSA and Coca-Cola FEMSA announced their inclusion in S&P Global’s Sustainability Yearbook. This represented the fourth consecutive year and the sixth time in the last decade that Coca-Cola FEMSA was included. In this edition, the Company achieved high scores in Health and Nutrition, Water, Circularity and Resource Efficiency, Emissions, and Transparency and Reporting.

•	On February 15, 2024, Coca-Cola FEMSA announced that it will hold its Annual Shareholders' Meeting on March 19, 2024.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 3 of 17

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2023	4Q 2022	Δ%	Δ%
Total revenues	66,078	61,209	8.0%	15.7%
Gross profit	30,475	27,068	12.6%	21.3%
Operating income	9,674	9,013	7.3%	15.3%
Adj. EBITDA (2)	13,149	11,954	10.0%	19.3%

Volume increased 6.1% to 1,056.2 million unit cases, driven by volume growth in most of our territories, including a solid performance in Mexico, Brazil, Guatemala, and Colombia, partially offset by a slight decrease in Argentina and Uruguay. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume would have increased 5.1%.

Total revenues increased 8.0% to Ps. 66,078 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 15.7%.

Gross profit increased 12.6% to Ps. 30,475 million, and gross margin increased 190 basis points to 46.1%. This expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 21.3%.

Operating income increased 7.3% to Ps. 9,674 million, and operating margin decreased 10 basis points to 14.6%. This margin decrease was driven mainly by an increase in expenses such as labor, marketing, and maintenance. In addition, the Company incurred temporary expenses mostly related to the shipment of finished product to Acapulco as a result of hurricane Otis. These effects were partially offset by a solid top-line performance, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S. dollar- denominated raw material costs. Excluding currency translation effects, operating income increased 15.3%

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,285 million, compared to an expense of Ps. 1,092 million in the previous year. This increase was driven mainly by a lower gain in monetary positions in inflationary subsidiaries of Ps. 4 million, as compared to a gain of Ps. 128 million during the same period of the previous year.

Additionally, we recorded an increase in our interest expense, net, driven mainly by a decrease of Ps. 92 million in our interest income mainly related to the depreciation of the Argentine Peso. Finally, we registered a foreign exchange loss of Ps. 317 million as compared to Ps. 281 million during the same period of the previous year as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and other operating currencies as compared to the previous quarter.

These effects were partially offset by a (i) higher gain in financial instruments of Ps. 90 million as compared to a gain of Ps. 72 million during the previous year, driven mainly by a decrease in interest rates in Brazil; and (ii) a lower interest expense related to the maturity of a Mexican Peso denominated bond.

Income tax as a percentage of income before taxes was 33.8% as compared to 7.7%. This increase was driven mainly by deferred taxes recognized during the same period of the previous year that resulted in a lower effective tax rate in the fourth quarter of 2022.

Net income attributable to equity holders of the company was Ps. 5,392 million as compared to Ps. 7,144 million during the same period of the previous year. This decrease was driven mainly by the normalization of our effective tax rate as compared to the same period of the previous year, coupled with an increase in our comprehensive financing result. Earnings per share1 were Ps. 0.32 (Earnings per unit were Ps. 2.57 and per ADS were Ps. 25.67.). Normalizing the base effect of a lower effective tax rate during the same period of the previous year, net income attributable to equity holders of the company increased 8.6%.

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 5 of 17

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2023	FY 2022	Δ%	Δ%
Total revenues	245,088	226,740	8.1%	18.0%
Gross profit	110,860	100,300	10.5%	20.5%
Operating income	34,180	30,838	10.8%	19.4%
Adj. EBITDA (2)	46,418	43,001	7.9%	17.6%

Volume increased 7.8% to 4,047.8 million unit cases, driven by volume growth in all of our territories, including a strong performance in Mexico, Brazil, Colombia and Guatemala. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume would have increased 6.1%.

Total revenues increased 8.1% to Ps. 245,088 million driven by volume growth, revenue management initiatives, and favorable mix effects. These factors were partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 18.0%.

Gross profit increased 10.5% to Ps. 110,860 million, and gross margin increased 100 basis points to 45.2%. This gross profit increase was driven mainly by our top-line growth, easing packaging costs, and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 20.5%.

Operating income increased 10.8% to Ps. 34,180 million, and operating margin increased 30 basis points to 13.9%. This growth was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners, coupled with an increase in operating expenses such as labor, marketing, and maintenance. Excluding currency translation effects, operating income increased 19.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 4,697 million, compared to an expense of Ps. 4,549 million in the previous year. This increase was driven mainly by a higher foreign exchange loss of Ps. 1,046 million as compared to a loss of Ps. 324 million during the same period of the previous year, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso. In addition, we recorded a gain in monetary position in inflationary subsidiaries of Ps. 93 million as compared to a gain of Ps. 536 million during the same period of the previous year.

These effects were partially offset by a gain in financial instruments of Ps. 169 million as compared to a loss of Ps. 672 million during the same period of the previous year. This was driven mainly by a market value loss recorded during the first quarter of 2022, partially offset by a market value gain recognized during the second quarter of 2022. In accordance with IFRS 9, as of the second quarter of 2022, we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

In addition, we recorded a decrease in our interest expense, net of 4.3% mainly as a result of a gain in our interest income that was driven by an increase in interest rates.

Income tax as a percentage of income before taxes was 30.5% as compared to 25.4%. This increase was driven mainly by deferred taxes recognized during the same period of the previous year that resulted in a lower effective tax rate.

Net income attributable to equity holders of the company increased 2.6% to reach Ps. 19,536 million as compared to Ps. 19,034 million during the same period of the previous year. This increase was driven mainly by operating income growth, partially offset by an increase in income tax. Earnings per share1 were Ps. 1.16 (Earnings per unit were Ps. 9.30 and per ADS were Ps. 92.99.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION fourth QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2023	4Q 2022	Δ%	Δ%
Total revenues	37,622	33,792	11.3%	13.1%
Gross profit	18,422	15,678	17.5%	19.4%
Operating income	5,618	5,212	7.8%	10.0%
Adj. EBITDA (2)	7,704	6,902	11.6%	13.7%

Volume increased 6.0% driven mainly by solid growth in Mexico and Guatemala. These volumes include the integration of the Cristal bulk water business; excluding this effect, volume would have increased 4.2% in the division and 3.1% in Mexico.

Total revenues increased 11.3% to Ps. 37,622 million, driven mainly by volume growth and revenue management initiatives, partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. Excluding currency translation effects, total revenues increased 13.1%.

Gross profit increased 17.5% to Ps. 18,422 million, and gross margin expanded 260 basis points to 49.0%. This margin expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by an increase in sweeteners costs. Excluding currency translation effects, gross profit increased 19.4%.

Operating income increased 7.8% to Ps. 5,618 million, and operating margin contracted 50 basis points to 14.9%, driven mainly by an increase in operating expenses such as labor, maintenance, and marketing. In addition, the Company incurred temporary expenses mostly related to the shipment of finished product to Acapulco as a result of hurricane Otis. This impact was mostly limited to the fourth quarter, as our production facility in Guerrero is now operating normally. These effects were partially offset by our top-line and gross profit growth. Excluding currency translation effects, operating income increased 10.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 8 of 17

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2023	4Q 2022	Δ%	Δ%
Total revenues	28,456	27,417	3.8%	19.5%
Gross profit	12,054	11,390	5.8%	24.3%
Operating income	4,056	3,801	6.7%	23.6%
Adj. EBITDA (2)	5,444	5,052	7.8%	28.3%

Volume increased 6.2%, driven by growth in Brazil and Colombia, partially offset by a slight decrease in Argentina and Uruguay.

Total revenues increased 3.8% to Ps. 28,456 million. This increase was driven mainly by volume growth, offset by unfavorable currency translation effects of most of our operating currencies in the division into Mexican Pesos. Excluding currency translation effects, total revenues increased 19.5%.

Gross profit increased 5.8% to Ps. 12,054 million, and gross margin expanded 90 basis points to 42.4%. This increase was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as compared to the U.S. dollar. These effects were partially offset by increases in sweeteners and the depreciation of the Argentine Peso as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 24.3%.

Operating income increased 6.7% to Ps. 4,056 million, resulting in an operating margin expansion of 40 basis points to 14.3%. This increase was driven mainly by operating expense efficiencies. This effect was partially offset by higher labor and freight expenses. Excluding currency translation effects, operating income increased 23.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, in this case the acquisition of CVI in Brazil, integrated as of February 2022; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 11 of 17

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,194.6		5,987.7		3.5%	3.5%	23,743.2		22,315.1		6.4%	6.3%
Volume (million unit cases)	1,056.2		995.3		6.1%	6.1%	4,047.8		3,755.2		7.8%	7.7%
Average price per unit case	60.24		59.54		1.2%		58.54		58.75		-0.4%
Net revenues	65,830		61,005		7.9%		244,264		226,222		8.0%
Other operating revenues	248		204		21.7%		824		518		59.0%
Total revenues (2)	66,078	100.0%	61,209	100.0%	8.0%	15.7%	245,088	100.0%	226,740	100.0%	8.1%	18.0%
Cost of goods sold	35,603	53.9%	34,142	55.8%	4.3%		134,228	54.8%	126,441	55.8%	6.2%
Gross profit	30,475	46.1%	27,068	44.2%	12.6%	21.3%	110,860	45.2%	100,300	44.2%	10.5%	20.5%
Operating expenses	20,413	30.9%	17,868	29.2%	14.2%		76,098	31.0%	68,981	30.4%	10.3%
Other operative expenses, net	433	0.7%	226	0.4%	91.6%		813	0.3%	673	0.3%	20.8%
Operative equity method (gain) loss in associates(3)	(45)	-0.1%	(40)	-0.1%	13.8%		(232)	-0.1%	(192)	-0.1%	20.7%
Operating income (5)	9,674	14.6%	9,013	14.7%	7.3%	15.3%	34,180	13.9%	30,838	13.6%	10.8%	19.4%
Other non operative expenses, net	50	0.1%	(34)	-0.1%	NA		459	0.2%	310	0.1%	48.2%
Non Operative equity method (gain) loss in associates (4)	(132)	-0.2%	(52)	-0.1%	151.8%		17	0.0%	(194)	-0.1%	NA
Interest expense	1,791		1,833		-2.3%		7,102		6,500		9.3%
Interest income	730		821		-11.2%		3,188		2,411		32.2%
Interest expense, net	1,062		1,012		4.9%		3,914		4,089		-4.3%
Foreign exchange loss (gain)	317		281		13.0%		1,046		324		222.9%
Loss (gain) on monetary position in inflationary subsidiaries	(4)		(128)		-97.1%		(93)		(536)		-82.6%
Market value (gain) loss on financial instruments	(90)		(72)		24.5%		(169)		672		NA
Comprehensive financing result	1,285		1,092		17.7%		4,697		4,549		3.3%
Income before taxes	8,470		8,008		5.8%		29,007		26,173		10.8%
Income taxes	2,802		611		358.3%		8,781		6,547		34.1%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,669		7,396		-23.4%		20,226		19,626		3.1%
Net income attributable to equity holders of the company	5,392	8.2%	7,144	11.7%	-24.5%	-18.7%	19,536	8.0%	19,034	8.4%	2.6%	12.2%
Non-controlling interest	277	0.4%	253	0.4%	9.5%		690	0.3%	592	0.3%	16.7%

Adj. EBITDA & CAPEX	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,674	14.6%	9,013	14.7%	7.3%	15.3%	34,180	13.9%	30,838	13.6%	10.8%	19.4%
Depreciation	2,632		2,397		9.8%		9,695		9,657		0.4%
Amortization and other operative non-cash charges	843		544		54.8%		2,542		2,506		1.5%
Adj. EBITDA (5)(6)	13,149	19.9%	11,954	19.5%	10.0%	19.3%	46,418	18.9%	43,001	19.0%	7.9%	17.6%
CAPEX(8)	9,837		8,489		15.9%		21,396		19,665		8.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of December 31, 2023, the investment in fixed assets effectively paid is equivalent to Ps. 20,453 million.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,981.7		2,921.2		2.1%	2.1%	12,344.9		11,633.2		6.1%	6.1%
Volume (million unit cases)	580.9		547.9		6.0%	6.0%	2,394.8		2,188.4		9.4%	9.4%
Average price per unit case	64.28		61.69		4.2%		62.07		59.85		3.7%
Net revenues	37,603		33,797				149,320		130,981
Other operating revenues	19		(5)				42		21
Total Revenues (2)	37,622	100.0%	33,792	100.0%	11.3%	13.1%	149,362	100.0%	131,002	100.0%	14.0%	16.0%
Cost of goods sold	19,200	51.0%	18,114	53.6%			77,698	52.0%	68,967	52.6%
Gross profit	18,422	49.0%	15,678	46.4%	17.5%	19.4%	71,665	48.0%	62,035	47.4%	15.5%	17.5%
Operating expenses	12,663	33.7%	10,451	30.9%			48,343	0.3	40,829	0.3
Other operative expenses, net	150	0.4%	39	0.1%			281	0.2%	394	0.3%
Operative equity method (gain) loss in associates (3)	(9)	0.0%	(25)	-0.1%			(130)	-0.1%	(136)	-0.1%
Operating income (4)	5,618	14.9%	5,212	15.4%	7.8%	10.0%	23,170	15.5%	20,948	16.0%	10.6%	12.6%
Depreciation, amortization & other operating non-cash charges	2,086	5.5%	1,690	5.0%			7,652	5.1%	7,380	5.6%
Adj. EBITDA (4)(5)	7,704	20.5%	6,902	20.4%	11.6%	13.7%	30,822	20.6%	28,329	21.6%	8.8%	10.7%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 & 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,212.9		3,066.5		4.8%	4.8%	11,398.3		10,681.9		6.7%	6.5%
Volume (million unit cases)	475.3		447.4		6.2%	6.2%	1,653.1		1,566.8		5.5%	5.3%
Average price per unit case	55.32		56.91		-2.8%		53.43		57.21		-6.6%
Net revenues	28,227		27,208				94,944		95,241
Other operating revenues	229		209				782		497
Total Revenues (2)	28,456	100.0%	27,417	100.0%	3.8%	19.5%	95,726	100.0%	95,738	100.0%	0.0%	21.3%
Cost of goods sold	16,403	57.6%	16,027	58.5%			56,531	59.1%	57,473	60.0%
Gross profit	12,054	42.4%	11,390	41.5%	5.8%	24.3%	39,195	40.9%	38,265	40.0%	2.4%	26.5%
Operating expenses	7,750	27.2%	7,417	27.1%			27,755	29.0%	28,152	29.4%
Other operative expenses, net	284	1.0%	187	0.7%			531	0.6%	279	0.3%
Operative equity method (gain) loss in associates (3)	(36)	-0.1%	(15)	-0.1%			(102)	-0.1%	(55)	-0.1%
Operating income (4)	4,056	14.3%	3,801	13.9%	6.7%	23.6%	11,011	11.5%	9,890	10.3%	11.3%	36.7%
Depreciation, amortization & other operating non-cash charges	1,389	4.9%	1,251	4.6%			4,585	4.8%	4,782	5.0%
Adj. EBITDA (4)(5)	5,444	19.1%	5,052	18.4%	7.8%	28.3%	15,596	16.3%	14,672	15.3%	6.3%	34.2%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 & 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 13 of 17

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Dec-23	Dec-22	% Var.
Current Assets
Cash, cash equivalents and marketable securities	31,060	40,277	-23%
Total accounts receivable	17,750	16,318	9%
Inventories	11,880	11,888	0%
Other current assets	7,105	10,729	-34%
Total current assets	67,794	79,211	-14%
Non-Current Assets
Property, plant and equipment	133,406	125,293	6%
Accumulated depreciation	(54,676)	(54,088)	1%
Total property, plant and equipment, net	78,730	71,205	11%
Right of use assets	2,387	2,069	15%
Investment in shares	9,246	8,452	9%
Intangible assets and other assets	101,162	103,122	-2%
Other non-current assets	14,150	13,936	2%
Total Assets	273,471	277,995	-2%

Liabilities & Equity	Dec-23	Dec-22	% Var.
Current Liabilities
Short-term bank loans and notes payable	140	8,524	-98%
Suppliers	27,352	26,834	2%
Short-term leasing Liabilities	752	472	59%
Other current liabilities	26,623	22,129	20%
Total current liabilities	54,867	57,959	-5%
Non-Current Liabilities
Long-term bank loans and notes payable	65,074	70,146	-7%
Long Term Leasing Liabilities	1,769	1,663	6%
Other long-term liabilities	18,056	16,351	10%
Total liabilities	139,766	146,119	-4%
Equity
Non-controlling interest	6,680	6,491	3%
Total controlling interest	127,025	125,384	1%
Total equity	133,705	131,876	1%
Total Liabilities and Equity	273,471	277,995	-2%

	December 31, 2023
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	61.4%	6.9%	8.8%
U.S. Dollars	15.9%	37.4%	4.6%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	21.3%	24.8%	9.6%
Argentine Pesos	0.1%	0.0%	130.0%
Total Debt	100%	21.9%	8.4%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	FY 2023	FY 2022	Δ%
Net debt including effect of hedges (1)(3)	37,794	38,104	-0.8%
Net debt including effect of hedges / Adj.EBITDA (1)(3)	0.81	0.89
Adj. EBITDA/ Interest expense, net (1)	11.86	10.34
Capitalization (2)	32.8%	38.9%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3)  After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 14 of 17

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	4Q 2023					4Q 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	346.1	26.4	85.8	35.1	493.4	335.3	25.0	74.8	33.6	468.7	5.3%
Guatemala	40.5	2.0	-	2.0	44.4	36.0	1.1	-	2.1	39.2	13.2%
CAM South	35.5	1.3	0.9	5.4	43.1	32.6	1.7	0.1	5.4	39.9	7.9%
Mexico and Central America	422.1	29.7	86.7	42.5	580.9	404.0	27.8	75.0	41.1	547.9	6.0%
Colombia	70.9	10.2	3.5	7.4	91.9	66.0	9.0	3.4	6.9	85.4	7.6%
Brazil (4)	266.4	22.4	3.2	26.0	318.0	250.0	20.3	2.8	22.7	295.8	7.5%
Argentina	37.8	6.6	1.9	4.8	51.1	41.1	5.0	1.1	4.3	51.6	-1.0%
Uruguay	12.0	1.7	-	0.8	14.4	12.4	1.8	-	0.6	14.7	-2.1%
South America	387.0	40.8	8.5	39.0	475.3	369.5	36.1	7.4	34.5	447.4	6.2%
TOTAL	809.1	70.5	95.2	81.5	1,056.2	773.5	63.9	82.3	75.6	995.3	6.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Includes 10.1 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions

	4Q 2023				4Q 2022				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico (3)	1,900.7	190.7	243.8	2,335.2	1,888.8	179.8	239.3	2,307.8	1.2%
Guatemala	293.4	13.1	21.7	328.2	271.2	10.9	20.6	302.7	8.4%
CAM South	251.1	13.0	54.2	318.3	237.6	11.6	61.4	310.6	2.5%
Mexico and Central America	2,445.2	216.9	319.7	2,981.7	2,397.6	202.3	321.3	2,921.2	2.1%
Colombia	513.5	106.6	68.2	688.2	481.4	94.2	70.4	645.9	6.5%
Brazil (4)	1,705.0	191.3	292.1	2,188.3	1,579.3	177.6	324.5	2,081.5	5.1%
Argentina	182.6	41.0	44.5	268.1	201.9	32.0	37.0	270.8	-1.0%
Uruguay	55.0	6.6	6.5	68.2	56.0	7.0	5.2	68.2	-0.1%
South America	2,456.1	345.5	411.2	3,212.9	2,318.6	310.8	437.1	3,066.5	4.8%
TOTAL	4,901.3	562.4	730.9	6,194.6	4,716.2	513.1	758.4	5,987.7	3.5%

Revenues

Expressed in million Mexican Pesos	4Q 2023	4Q 2022	Δ %
Mexico	30,709	27,388	12.1%
Guatemala	3,353	3,130	7.1%
CAM South	3,560	3,275	8.7%
Mexico and Central America	37,622	33,792	11.3%
Colombia	5,094	3,567	42.8%
Brazil (5)	20,125	19,293	4.3%
Argentina	1,932	3,273	-41.0%
Uruguay	1,305	1,283	1.7%
South America	28,456	27,417	3.8%
TOTAL	66,078	61,209	8.0%

(4) Volume and transactions in Brazil do not include beer

(5) Brazil includes beer revenues of Ps. 1,734.2 million for the fourth quarter of 2023 and Ps.1,742.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 15 of 17

COCA-COLA FEMSA

FY- VOLUME, TRANSACTIONS & REVENUES

Volume

	FY 2023					FY 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	1,408.7	121.7	376.6	145.9	2,052.9	1,348.8	104.4	300.6	135.1	1,888.9	8.7%
Guatemala	157.6	7.7	-	8.9	174.2	133.7	4.8	-	8.7	147.2	18.4%
CAM South	136.4	6.1	2.7	22.5	167.7	124.2	6.5	0.7	20.9	152.3	10.1%
Mexico and Central America	1,702.7	135.4	379.3	177.3	2,394.8	1,606.7	115.6	301.3	164.7	2,188.4	9.4%
Colombia	264.7	39.2	14.0	29.6	347.6	254.6	34.0	12.5	29.0	330.1	5.3%
Brazil (4)	902.4	75.2	10.2	87.4	1,075.1	854.6	66.5	10.7	84.5	1,016.2	5.8%
Argentina	135.1	21.0	5.8	16.8	178.7	139.4	16.0	3.8	14.6	173.9	2.7%
Uruguay	40.6	8.7	-	2.4	51.7	39.2	5.7	-	1.6	46.6	10.9%
South America	1,342.7	144.2	30.0	136.1	1,653.1	1,287.8	122.2	27.1	129.7	1,566.8	5.5%
TOTAL	3,045.4	279.7	409.3	313.5	4,047.8	2,894.5	237.8	328.4	294.4	3,755.2	7.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Includes 59.2 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions

	FY 2023				FY 2022				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico (3)	7,835.7	866.4	1,026.9	9,729.0	7,569.8	739.5	967.1	9,276.4	4.9%
Guatemala	1,179.8	56.9	91.9	1,328.5	1,027.3	48.0	85.5	1,160.8	14.4%
CAM South	996.4	53.6	237.3	1,287.4	920.5	38.8	236.7	1,196.0	7.6%
Mexico and Central America	10,011.8	976.9	1,356.2	12,344.9	9,517.6	826.3	1,289.3	11,633.2	6.1%
Colombia	1,942.5	411.8	302.2	2,656.5	1,834.4	361.5	307.8	2,503.7	6.1%
Brazil (4)	5,887.7	655.1	981.1	7,523.9	5,478.5	581.6	954.3	7,014.5	7.3%
Argentina	689.8	135.2	149.3	974.4	713.6	103.8	122.0	939.5	3.7%
Uruguay	190.7	32.6	20.3	243.6	187.3	22.4	14.6	224.2	8.6%
South America	8,710.7	1,234.7	1,452.9	11,398.3	8,213.8	1,069.3	1,398.8	10,681.9	6.7%
TOTAL	18,722.5	2,211.6	2,809.1	23,743.2	17,731.4	1,895.6	2,688.1	22,315.1	6.4%

Revenues

Expressed in million Mexican Pesos	FY 2023	FY 2022	Δ %
Mexico	122,615	106,911	14.7%
Guatemala	13,016	12,059	7.9%
CAM South	13,731	12,031	14.1%
Mexico and Central America	149,362	131,002	14.0%
Colombia	17,680	16,800	5.2%
Brazil (5)	66,963	63,944	4.7%
Argentina	6,668	10,917	-38.9%
Uruguay	4,415	4,078	8.3%
South America	95,726	95,738	0.0%
TOTAL	245,088	226,740	8.1%

(4) Volume and transactions in Brazil do not include beer

(5) Brazil includes beer revenues of Ps. 6,116.7million for the full year of 2023 and Ps. 5,599.9 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 16 of 17

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	4Q23	FY23
Mexico	1.75%	4.66%
Colombia	1.36%	9.28%
Brasil	0.94%	4.62%
Argentina	60.86%	211.41%
Costa Rica	0.26%	-1.77%
Panama	0.00%	1.92%
Guatemala	1.07%	4.18%
Nicaragua	1.00%	5.60%
Uruguay	1.12%	5.11%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q23	4Q22	Δ%	FY 23	FY 22	Δ%
México	17.58	19.70	-10.7%	17.77	20.13	-11.7%
Colombia	4,071.19	4,808.38	-15.3%	4,325.96	4,256.19	1.6%
Brasil	4.95	5.26	-5.8%	4.99	5.16	-3.3%
Argentina	448.97	162.54	176.2%	296.61	130.72	126.9%
Costa Rica	534.44	614.10	-13.0%	547.36	650.75	-15.9%
Panama	1.00	1.00	-81.0%	1.00	1.00	-80.6%
Guatemala	7.83	7.85	-0.2%	7.83	7.75	1.1%
Nicaragua	36.58	36.14	1.2%	36.44	35.87	1.6%
Uruguay	39.53	39.97	-1.1%	38.82	41.17	-5.7%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-23	Dec-22	Δ%	Sep-23	Sep-22	Δ%
México	16.89	19.36	-12.7%	17.62	20.31	-13.2%
Colombia	3,822.05	4,810.20	-20.5%	4,053.76	4,532.07	-10.6%
Brasil	4.84	5.22	-7.2%	5.01	5.41	-7.4%
Argentina	808.45	177.16	356.3%	349.95	147.32	137.5%
Costa Rica	526.88	601.99	-12.5%	542.35	632.72	-14.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.83	7.85	-0.3%	7.86	7.88	-0.3%
Nicaragua	36.62	36.23	1.1%	36.53	36.05	1.3%
Uruguay	39.02	40.07	-2.6%	38.56	41.74	-7.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q23 Results February 22, 2024	Page 17 of 17